SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: December 13, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33








            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   |X|  Form 20-F                        | |  Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   | |  Yes                              |X|  No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.



            This Form 6-K consists of a press release issued by Biora AB on December 13, 2001 regarding regulatory approval of EmdogainGel for sale in Japan.









                          Press release from Biora AB (publ), December 13, 2001



No 14/01                                                  FOR IMMEDIATE RELEASE

BIORA'S PRODUCT EMDOGAINGEL APPROVED FOR SALE IN JAPAN


The Japanese regulatory authority has given Biora clearance to sell the company's product for treatment of periodontal disease, EmdogainGel, in Japan. After the United States, Japan is the largest periodontology market, with about 2000 periodontists. Biora's partner in Japan, Seikagaku Corporation, will commence the launch of EmdogainGel during the first quarter 2002.

EmdogainGel is a further development of Emdogain that significantly simplifies it use. Instead of mixing two components manually as done previously, the dentist can apply the pre-mixed product, EmdogainGel, directly.

In a commentary, Biora's President and Chief Executive Officer, Rickard Soderberg says:

         The Japanese authority's approval of EmdogainGel is very welcome. The product was introduced in Europe during June, 2000, and in the U.S. during February, 2001 and has been positively received in these markets. Through our Japanese partner, Seikagaku, we will soon begin selling to dentists in the Japanese market.

During the year 2000, the U.S., Germany and Japan accounted for 75% of Biora's sales.

Biora develops, manufactures and sells pharmaceutical products to dentists. The principal product, EmdogainGel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

______________________________________________________________________________

For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-   Anders Agering, Chief Financial Officer, Biora +46-40-32 12 17
-   Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-   Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-   http://www.biora.com













            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BIORA AB


 Dated:  December 13, 2001             By:  /s/  Anders Agering
                                            ________________________________
                                            Anders Agering
                                            Chief Financial Officer